Exhibit 12.1

STORE Capital Corporation

Statements re Computation of Ratios

(in thousands, except ratios)

					From
					Inception
					(May 17,
					2011)
					Through
	Year ended December 31,				December 31,
	2015	2014	2013	2012	2011
Earnings:
Income (loss) from continuing operations before income taxes	$84,044	$47,179	$22,473	$7,367	$(2,694)
Add: Fixed charges	82,541	68,534	39,180	11,472	1,120
Less: Interest capitalized	(759)	(575)	—	—	—
Total earnings available for fixed charges	$165,826	$115,138	$61,653	$18,839	$(1,574)

Fixed Charges:
Interest expense on indebtedness, net of amounts capitalized	$76,034	$60,813	$34,994	$9,371	$601
Amortization of deferred financing costs and other	5,748	7,146	4,186	2,101	519
Add back: Interest capitalized	759	575	—	—	—
Total fixed charges	$82,541	$68,534	$39,180	$11,472	$1,120

Ratio of earnings from continuing operations to fixed charges	2.0	1.7	1.6	1.6	(a)

Fixed charges	$82,541	$68,534	$39,180	$11,472	$1,120
Preferred stock dividends	—	14	16	15	—
Combined fixed charges and preferred stock dividends	$82,541	$68,548	$39,196	$11,487	$1,120

Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	2.0	1.7	1.6	1.6	(a)

(a)

The Company was formed on May 17, 2011.   As a result, financial data is limited to the period from inception through December 31, 2011 and earnings for this period were inadequate to cover fixed charges by $2.7 million.